OSISKO GOLD ROYALTIES PROVIDES NOTICE OF THIRD QUARTER 2016
FINANCIAL RESULTS RELEASE AND CONFERENCE CALL

(Montreal, October 25, 2016) Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (TSX:OR) (NYSE:OR) announces that its third quarter 2016 financial results will be released after market on Wednesday, November 9, 2016 followed by a conference call on Thursday, November 10, 2016 at 11:00 am EST.

Q3 Conference Call Information

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 2:00 pm EST on November 10, 2016 until 11:59 pm EST on November 17, 2016 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 5673354.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $425 million at June 30 2016 and has distributed dividends to its shareholders during the past eight consecutive quarters.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com
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